UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 26
TO
SCHEDULE 13D
(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MICRO IMAGING TECHNOLOGY, INC.
(Formerly Electropure, Inc.)
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

59484E 10 0
(CUSIP Number)

Catherine Patterson
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA 92673
(949) 485-6006
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box ☐.

(Continued on following pages)

(Page 1 of 8 pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D - AMENDMENT NO. 26
CUSIP No. 59484E 10	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Anthony M. Frank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 17,259,703 SHARED VOTING POWER None SOLE DISPOSITIVE POWER 17,259,703 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,259,703 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4% of the Common Stock 45.4% of voting power
14	TYPE OF REPORTING PERSON* IN – 8,415,938 EP - 80,000

* SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 3 OF 5 PAGES

This Amendment No. 26 amends, in relevant part as follows, the Schedule 13D, filed May 2, 2007 of Anthony M. Frank (the “Reporting Person”) with respect to the common stock, $0.01 par value per share (“Common Stock”) of Micro Imaging Technology, Inc., a California corporation.

ITEM 1.	SECURITY AND ISSUER

Common Stock, $0.01 par value, of Micro Imaging Technology, Inc., (formerly, Electropure, Inc.), a California corporation (“MIT”). The principal executive office of MIT is located at 970 Calle Amanecer, Suite F, San Clemente, California 92673.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Anthony M. Frank

(b)	320 Meadowood Court, Pleasant Hill, CA 94523

(c)	Retired - former Postmaster General

(d)	Not applicable

(e)	Not applicable

(f)	U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds utilized to acquire the 360,000 shares of Micro Imaging Technology, Inc. common stock, as described below, were from Mr. Frank’s personal funds.

ITEM 4.	PURPOSE OF THE TRANSACTION

On August 4, 2008, Mr. Frank purchased 180,000 shares of MIT common stock in a private placement transaction for $0.1667 per share, for proceeds of $30,000. He purchased an additional 180,000 shares of common stock on August 28, 2008 at the same price.

Mr. Frank may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of MIT and such transactions may be in the open market, privately or directly from MIT.

Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

(a)	The acquisition by any person of additional securities of MIT, or the disposition of securities of MIT;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MIT or any of its subsidiaries;

PAGE 4 OF 5 PAGES

(c)	A sale or transfer of a material amount of assets of MIT or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of MIT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of MIT;

(f)	Any other material change in MIT’s business or corporate structure;

(g)	Changes in MIT’s charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of MIT by any person;

(h)	Causing a class of securities of MIT to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of MIT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER

(a)	Mr. Frank owns the following shares of MIT:

17,259,703 shares of Common Stock with one vote per share.

Mr. Frank owns beneficially 45.4% of the Common Stock with 42.5% of the voting power of all classes of stock of MIT.

(b)	Mr. Frank has the sole voting and dispositive power over the shares he owns.

(c)	Since May 2, 2007, Mr. Frank has entered into the following transactions with regard to MIT’s Common Stock:

On August 4, 2008, Mr. Frank purchased 180,000 shares of common for $30,000.

On August 28, 2008, Mr. Frank purchased an additional 180,000 shares of MIT common stock for $30,000.

All warrants to purchase common stock of MIT owned by Mr. Frank have expired.

PAGE 5 OF 5 PAGES

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

On September 5, 2007, Mr. Frank loaned MIT the sum of $250,000 at 12% annual interest. The original March 5, 2008 maturity date of loan was extended to March 5, 2009.

ITEM 7.	EXHIBITS

10.10.CD	Stock Purchase Agreement dated 08/04/08.

10.10.CE	Stock Purchase Agreement dated 08/28/08 (face sheet only).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 26 to Schedule 13D is true, complete and correct.

Dated: September 2, 2008

/S/ ANTHONY M. FRANK
Anthony M. Frank